SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

                      United Pan-Europe Communications N.V.
                      -------------------------------------
                                (Name of Issuer)

              Ordinary Shares A, nominal value Euro 1.00 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   911300 20 0
                                 --------------
                                 (CUSIP Number)

                                Michelle L. Keist
                              UnitedGlobalCom, Inc.
                        4643 S. Ulster Street, Suite 1300
                                Denver, CO 80237
                                 (303) 770-4001
                          -----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2003
                          -----------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

CUSIP NO.: 911300 20 0               13D                       Page 2 of 6 Pages


1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    UnitedGlobalCom, Inc.  84-1602895
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*
    0O
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER
                    399,062,667 (1)
                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON          399,062,667 (1)
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     399,062,667 (1)
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [X]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    65.7% (2)
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    C0
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.: 911300 20 0               13D                       Page 3 of 6 Pages


(1) Includes the following securities beneficially owned directly or indirectly through subsidiaries:

     (a) 109,646,176 Ordinary Shares A Stock the Reporting Person would acquire upon conversion of the Exchangeable Loan,

     (b) 48,024,437 Ordinary Shares A issuable upon conversion of 12,355 shares of the Issuer's Series 1 Convertible Class A Preference Shares ("Preference Shares"),

     (c)  5,939,845 Ordinary Shares A issuable upon exercise of warrants, and

     (d)  235,452,209 Ordinary Shares A.

     See Item 3. Does not include 300 Priority Shares beneficially owned by the Reporting Person. See Item 5.

(2) Adjusted for the conversion of the Exchangeable Loan and the Preference Shares and the exercise of the Warrants.

CUSIP NO.: 911300 20 0               13D                       Page 4 of 6 Pages



ITEM 1.  SECURITY AND ISSUER.

This Amended Statement on Schedule 13D (this "Statement") relates to the Ordinary Shares A, nominal value euro1.00 per share (the "Ordinary Shares A"), of United Pan-Europe Communications N.V. (the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Statement also relates to (a) Preference Shares and Warrants (and the respective underlying Ordinary Shares A) the Reporting Person has acquired (see Item 3), and (b) the Ordinary Shares A issuable upon (i) conversion of the Issuer's $1,225,000,000 6% Guaranteed Discount Notes due 2007 (the "Exchangeable Loan"), (ii) exercise of the Warrants, and (iii) conversion of Preference Shares. The Issuer's principal executive offices are located at Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The last paragraph of Item 3 is deleted in its entirety and replaced with the following:

The Reporting Person has acquired, directly or indirectly, an aggregate of 9,855 Preference Shares and Warrants to purchase an aggregate of 4,695,947 Ordinary Shares A as indicated below. The consideration for the Preference Shares and Warrants acquired was an aggregate 2,155,905 shares of the Class A Common Stock of the Reporting Person.


No. of Preference                   No. of                         Date of
Shares Acquired                Warrants Acquired                  Acquisition
-----------------              -----------------               -----------------

      1,833                         890,030                    February 12, 2003
      2,400                       1,165,342                    February 13, 2003
      3,500                       1,699,457                    April 4, 2003
      2,122                         971,118                    April 8, 2003


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is deleted in its entirety and replaced with the following:

     (a) The Reporting Person beneficially owns 399,062,667 Ordinary Shares A, which includes (a) 109,646,176 Ordinary Shares A Stock the Reporting Person would acquire upon conversion of the Exchangeable Loan, (b) 48,024,437 Ordinary Shares A issuable upon conversion of 12,355 shares of the Preference Shares, (c) 5,939,845 Ordinary Shares A issuable upon exercise of Warrants. Included in the foregoing securities are the following securities beneficially owned by the Reporting Person's wholly owned subsidiary, UGC Holdings, Inc.("UGC Holdings"): (i) 235,452,209 Ordinary Shares A, (ii) 1,213,898 Ordinary Shares A issuable upon exercise of a Warrant, and (iii) 9,717,612 Ordinary Shares A issuable upon conversion of Preference Shares; and the following securities beneficially owned by the Reporting Person's

CUSIP NO.: 911300 20 0               13D                       Page 5 of 6 Pages


          wholly owned subsidiary, UGC/SPCo., Inc.: (i) 1,699,457 Ordinary Shares A issuable upon exercise of a Warrant, and (ii) 13,604,656 Ordinary Shares A issuable upon conversion of Preference Shares.

          The number of shares listed in the paragraph above assumes the conversion of the Exchangeable Loan and Preference Shares on March 31, 2003. The number of shares that may be acquired upon conversion of the Exchangeable Loan increases based on the accreted value of the original purchase price at the rate of 6% per annum divided by euro8.00. The Exchangeable Loan is convertible at any time. The number of shares that may be acquired upon the conversion of the Preference Shares increases based on the accreted value of the original purchase price at the rate of 8% per annum divided by the conversion rate. The Preference Shares are convertible at any time.

          In addition, UGC Holdings owns all the outstanding Priority Shares of the Issuer, which have certain rights. Such rights include (i) the right to approve issuance of the Issuer's shares; (ii) the right to approve the exclusion or restriction of preemptive rights of existing Issuer shareholders; (iii) the right to nominate persons for election on the Issuer's Management and Supervisory Boards; (iv) the right to approve certain decisions of the Issuer's Board of Management; (v) the right to propose amendments to the Issuer's Articles of Association; and (vi) the right to propose merger, split-up or dissolution of the Issuer.

     (b) Assuming the exercise of the Warrants and conversion of the Exchangeable Loan and the Preference Shares, the Reporting Person has sole power to vote or to direct the vote of 399,062,667 Ordinary Shares A and the sole power to dispose or to direct the disposition of said shares.

     (c) Except for the transactions described in Item 3 above, the Reporting Person has not executed any other transaction in any class of the Issuer's common stock during the past 60 days.

     (d)  Not Applicable

     (e)  Not Applicable

CUSIP NO.: 911300 20 0               13D                       Page 6 of 6 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, each of the following persons certify that the information set forth in this statement is true, complete and correct.


                                       UNITEDGLOBALCOM, INC.



Dated:  April 15, 2003                 By:   /s/ Ellen P. Spangler
                                            ------------------------------------
                                             Ellen P. Spangler
                                             Senior Vice President